

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Sharon Fima
Chief Executive Officer
Meat-Tech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel

>   **Re: Meat-Tech 3D Ltd.**
>   **Confidential Draft Registration Statement on Form F-1**
>   **Submitted December 31, 2020**
>   **CIK No. 0001828098**

Dear Mr. Fima:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted December 31, 2020

ADS holders may not be entitled to a jury trial . . ., , page 41

1.   We note your response to prior comment 5. Please revise to clarify that investors cannot waive compliance with the federal securities laws, not only that they will not be deemed to waive compliance with those laws.

Dilution, page 48

2.   We note your response to prior comment 6. Please expand the table on page 49 to disclose how the numbers and percentages would change assuming the holders of the securities discussed in your response would exercise or otherwise acquire the underlying

shares.

Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Condensed Combined Statement of Financial Position, page 53

3. Please disclose the specific nature of the IPR&D acquired and address the accounting for this asset subsequent to the acquisition. Please also clarify if and how the obligation to pay cash and issue shares under the Earnout are reflected in the pro forma financial statements.

Pro Forma Condensed Combined Statement of Loss For the Year Ended December 31, 2019, page 54

4. Please present historical basic and diluted loss per share data and pro forma basic and diluted loss per share data on the face of the pro forma statements of loss here and on page 55. Please also provide reconciliations for the historical and pro forma weighted average shares outstanding used to calculate losses per share.

Financial Statements
General, page F-1

5. We note your Form F-1/A includes audited financial statements that are older than 12 months. Since it appears this represents an IPO for your ADSs, please explain your consideration of Item 8.A.4 of Form 20-F, and the corresponding instructions, which indicates that audited financial statements should generally not be older than 12 months at the time of filing but also indicates audited financial statements not older than 15 months may be permitted if a company is able to represent the following:
    • The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and
    • Complying with the 12 month requirement is impracticable or involves undue hardship.
    If you meet the above criteria, please provide a representation from management that says you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria or if your registration statement is not declared effective before 3/31/21, please provide updated audited financial statements and related disclosures.

Note 16 - Agreements, Guarantees and Liens, page F-23

6. We have read your response to prior comment nine. Please more fully address the following:
    • You indicate that Chicken Meat-Tech Ltd. has the ability to elect, appoint or remove the members of the governing body of the combined entity. On page F-31, you appear to indicate that four MeaTech directors were appointed to the Company's board of directors but in your response, you indicate that you appointed new directors constituting half (three out of six) of the members of the board of directors of Meat-

Tech 3D Ltd. Clarify whether you appointed a majority of the board of directors and confirm whether you have the authority to elect, appoint or remove a majority of the board of directors;

- You indicate that the relative market value of Chicken Meat-Tech Ltd. was significantly higher than that of Meat-Tech 3D Ltd. (formerly Ophectra) prior to the reverse acquisition. Help us understand how you determined the relative market value of both entities and tell us what consideration you gave to using assets, revenues and profit in your analysis of relative size. Refer to paragraph B16 of IFRS 3;
- It remains unclear to us how you determined that historical financial statements for Meat-Tech 3D (f/k/a Ophectra) are not required under Item 4 of Form F-1 or would not be meaningful. We also note you continue to hold an investment in Therapin;
- It remains unclear to us how the shares used to calculate historical losses per share are appropriate. It appears to us that the 30,525,506 shares the MeaTech shareholders received from Meat-Tech 3D (f/k/a Ophectra) as of the date of the reverse acquisition essentially represent the restated historical shares of MeaTech and that the shares outstanding at Meat-Tech 3D (f/k/a Ophectra) prior to the reverse acquisition should be reflected as being "issued" as of the reverse acquisition date. Refer to paragraphs B25-B27 of IFRS 3; and
- Given that you present financial statements subsequent to the reverse acquisition, explain why the pre-reverse acquisition financial statements continue to use the name of the legal acquiree rather than the name of the legal acquiror.

You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian Rosenzweig